FORM 6-K


                     SECURITIES AND EXCHANGE COMMISSION


                           Washington, D.C. 20549


                          Report on Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934


                                July 2, 2001


                        VOCALTEC COMMUNICATIONS LTD.
              -----------------------------------------------
              (Translation of Registrant's Name into English)
                              1 Maskit Street
                           Herzliya 46733, Israel
                  ----------------------------------------
                  (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----


Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A
-----


Attached hereto and incorporated by reference herein are Registrant's Immediate Press Releases as follows:

         (i) Release, dated July 2, 2001, entitled "VocalTec Updates Second Quarter Expectations"; and

         (ii) Release, dated June 7, 2001, entitled "VocalTec Discontinues TrulyGlobal Activities".



                THE INFORMATION IN THIS FORM 6K OF VOCALTEC
            COMMUNICATIONS LTD. (THE "COMPANY") IS INCORPORATED
               BY REFERENCE INTO THE FORM F-3 OF THE COMPANY,
          REGISTRATION NUMBER 333-8764, FILED WITH THE SECURITIES
                  AND EXCHANGE COMMISSION ON MAY 13, 1998.



                                 SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              VOCALTEC COMMUNICATIONS LTD.
                              (Registrant)


                              By: /s/ Hugo Goldman
                                 ------------------------------
                                 Hugo Goldman
                                 Chief Financial Officer


Dated: July 2, 2001


                VOCALTEC UPDATES SECOND QUARTER EXPECTATIONS

HERZLIA, ISRAEL, July 2, 2001 - VocalTec Communications Ltd. (NASDAQ: VOCL) today announced that, based on preliminary analysis of its results for the second quarter ended June 29, 2001, management expects to report revenues of $5.5 million. The company expects a loss per share of between $0.61 and $0.63, before one-time charges and discontinued operations. Including discontinued operations and one-time charges, the reported net loss per share is expected to be $1.16 to $1.22. Previously, the Company indicated that it expected the second quarter revenues to be slightly better than the $11.2 million reported in the first quarter and the net loss to be about the same.

VocalTec indicated that, in response to difficult market conditions, it is implementing a further reduction in 60 positions, representing a reduction of about 19%, to approximately 250 employees. About 35 of the layoffs are in Israel, with the balance in VocalTec's other offices. The Company noted that since the beginning of the second quarter it has reduced total headcount from approximately 390 to approximately 250. Once this series of cost-reductions has taken full effect, operating expenses will have been reduced by about 40%.

Extraordinary items in the second quarter will include total restructuring charges of between $1.7 and $1.8 million, an inventory write down of approximately $1 million, plus discontinued operations relating to TrulyGlobal of $4.0 to $4.4 million. The cash impact of the extraordinary items will be between $2.3 to $2.4 million, occurring mostly in the second and third quarters.

The Company currently expects revenues in the second half of the year to be similar to the first half, which would mean total revenue of between $32 and $35 million for 2001 as a whole. The cost reduction measures are not expected to fully offset the impact of continued weak demand, and management now expects breakeven to be achieved in the first quarter of 2002.

Commenting on preliminary results, Dr. Elon Ganor, Chairman and CEO of VocalTec said, "This has proved to be a very difficult quarter despite the fact that we entered the period with a good pipeline of potential business. We are responding to these difficult market conditions by implementing a "back to basics" strategy, focusing on our core business, and acting swiftly to reduce expenses wherever possible without affecting our performance with customers or our ability to introduce key products. We are also redoubling our efforts to improve execution, particularly in the area of sales and customer support."

Ira Palti, COO of VocalTec, said, "Some Tier 2 and Tier 3 players who were indicating strong interest three months ago have all but disappeared from the scene and, in all customer segments, sales cycles are long and getting longer. Nevertheless, we believe we are well-positioned to compete for available business because we have a rich portfolio of solutions that can be deployed today. This is important because carriers considering VOIP expenditures are buying infrastructure and basic services capabilities with a short-term payback and they require vendors to supply full solutions. We are currently pursuing some very large multi-million dollar deals - some on our own, and some with partners. The timing is of course very difficult to predict."

VocalTec management will host a conference call today, Monday July 2, 2001, at 10:30 am E.T. (17:30 Israel time). To access the call please dial the following Access Numbers: US toll free: 877-370-1460, International:
+1-706-679-3312, Local Israel toll free: 1-800-270-345.

A digital replay of the conference call may be accessed by dialing the following numbers: US: 800-642-1687, International: +1-706-645-9291, Access code: 1305817, Local Israel 03-9255937.

VocalTec expects to announce final results for the second quarter on July 24th, 2001.

About VocalTec
VocalTec Communications Ltd. (NASDAQ: VOCL) is a world leader in providing software-driven solutions for the deployment of next-generation, IP-based international and long-distance telephony networks and related enhanced services. Racking up more years of Voice Over Internet Protocol (VOIP) experience than anyone else in the industry with carriers such as Verizon, Deutsche Telekom, Global One, Marconi, ITXC and the China Telecom PTAs, VocalTec is renowned for its highly intelligent routing and business powering enhanced services. VocalTec multiple services platforms are commercially deployed in over 100 countries, supporting H.323 and SIP today, with MGCP and new Softswitch features coming during the course of 2001. VocalTec world-leading services include International and Long-Distance Calling, Voice VPN, Calling Card, Exchange Carrier and Voice-enhanced E-Commerce. These services are deployed in large, multinational carriers and are used by hundreds of call centers and millions of end-users. Visit us at www.vocaltec.com

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, market trends, market demand, the impact of corporate downsizing, the impact of competitive pricing, competitive products, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission.

For more information contact:

Carmen Deville
Investor Relations
Tel: 201-228-7000 x 6208
ir@vocaltec.com





VOCALTEC DISCONTINUES TRULYGLOBAL ACTIVITIES


HERZLIA, ISRAEL - June 7, 2001 - VocalTec Communications Ltd. (NASDAQ:
VOCL) today announced that it will cease the operations of its wholly owned subsidiary, TrulyGlobal Inc., since the unit has not been successful in obtaining external financing. This move will reduce total headcount by 22 people after a decision to retain approximately 12 TrulyGlobal software engineers, who will be integrated into VocalTec's core development group. This will enable VocalTec to retain the technology and some key members of the TrulyGlobal team.

VocalTec had previously indicated that it would not fund the business beyond the first half of 2001. In the second quarter of 2001, the Company will incur shutdown costs of $1.3 million for termination and other operating expenses, plus a $1.8 million write-off of net fixed assets. The Company will make every effort to sell the fixed assets, which could then reduce this amount. Beyond the current quarter, the shutdown will reduce operating expenses by approximately $1.1 to $1.2 million per quarter; however, this has already been factored into prior guidance from management.

"We are very disappointed that we must make this decision," said Elon Ganor, Chairman and CEO of VocalTec. "Despite a high degree of interest, external financing could not be obtained in an acceptable time frame. Nevertheless, we believe the platform and other capabilities developed through our investment in TrulyGlobal will add value to VocalTec in the future as part of our ongoing business."

About VocalTec
VocalTec Communications Ltd. (NASDAQ: VOCL) is a world leader in providing software-driven solutions for the deployment of next-generation, IP-based international and long-distance telephony networks and related enhanced services. Racking up more years of Voice Over Internet Protocol (VOIP) experience than anyone else in the industry with carriers such as Verizon, Deutsche Telekom, Global One, Marconi, ITXC and the China Telecom PTAs, VocalTec is renowned for its highly intelligent routing and business powering enhanced services. VocalTec multiple services platforms are commercially deployed in over 100 countries, supporting H.323 and SIP today. VocalTec world-leading services include International and Long-Distance Calling, Voice VPN, Calling Card, Exchange Carrier and Voice-enhanced E-Commerce. These services are deployed in large, multinational carriers and are used by hundreds of call centers and millions of end-users. Visit us at www.vocaltec.com

NOTE: Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission.

VocalTec, Surf&Call and TrulyGlobal are trademarks or registered trademarks of VocalTec Communications Ltd. Other trademarks are the property of their respective holders.



For more information contact:

Adam Schwartz
Vorhaus & Company Inc.
Public Relations for VocalTec
Tel: 212-554-7448
aschwartz@vorhaus.com